Global Beta ETF Trust
Expense Reimbursement Agreement

THIS AGREEMENT (the “Agreement”) is made between Global Beta ETF Trust (the “Trust”) and Global Beta Advisors, LLC (the “Adviser”), effective as of the 31st day of March, 2021.

WHEREAS, the Adviser has entered into an investment advisory agreement dated December 23, 2019 (the “Advisory Agreement”) with the Trust pursuant to which the Adviser provides investment advisory services to the Global Beta Smart Income ETF series of the Trust (the “Fund”), for which the Adviser is compensated based on the average daily net assets of the Fund;

WHEREAS, pursuant to the Advisory Agreement, the Adviser has agreed to pay all of the ordinary operating expenses of the Fund that the Fund would be otherwise required to pay except for certain excluded items specified in the Advisory Agreement, including exclusion of (i) litigation expenses (including litigation to which the Trust or the Fund may be a party and indemnification of the Board of Trustees of the Trust (“Board”) and officers of the Trust with respect thereto), (ii) the compensation and expenses of the members of the Board who are not “interested” within the meaning of the Investment Company Act of 1940 (the “Independent Trustees”) and (iii) the fees and expenses of counsel to the Independent Trustees.

NOW, THEREFORE, by execution of this Agreement, intending to be legally bound hereby, the Adviser agrees as follows:

The Adviser hereby agrees, from March 31, 2021 through March 30, 2022, to reimburse the Fund for the (i) compensation and expenses of the Independent Trustees and (ii) fees and expenses of counsel to the Independent Trustees, except for any (i) litigation expenses (including litigation to which the Trust or the Fund may be a party and indemnification of the Independent Trustees with respect thereto) and (ii) extraordinary or non-routine fees or expenses.

This Agreement may not be assigned by the Adviser without the prior consent of the Trust. This Agreement shall automatically terminate upon the termination of the Advisory Agreement. This Agreement may be terminated at any time by the Board, but may not be terminated by the Adviser during the term of this Agreement.

IN WITNESS WHEREOF, the Trust and Adviser have entered into this Expense Reimbursement Agreement as of
February 22, 2021.

GLOBAL BETA ETF TRUST

By: /s/ Vincent T. Lowry
Name and Title: Vincent T. Lowry
President and Chairman of the Board of Trustees

GLOBAL BETA ADVISORS, LLC

By: /s/ Justin V. Lowry
Name and Title: Justin V. Lowry
President and Chief Investment Officer